Exhibit 99.3

Cumberland House 1 Victoria Street, 7th Floor, Hamilton HM11, Bermuda Tel +1 441 494 6350 Fax +1 441 494 6390

August 14, 2013

The Board of Directors

American Safety Insurance Holdings, Ltd.

31 Queen Street, 2nd Floor
Hamilton, Bermuda

Attn:       Stephen R. Crim

BY EMAIL

Dear Stephen:

We are disappointed by the Board’s continued disregard of its fiduciary responsibilities to obtain the best price available for shareholders.  If the Board had managed the sale auction of American Safety Insurance (“ASI” or the “Company”) properly, it would have realized that both Fairfax and Catalina intended to pay significantly more than our initial bids as demonstrated by the current bid levels.

The Board has further compounded a flawed auction process with a disregard of the best interests of shareholders by agreeing hastily to a significantly increased termination fee.  We note that, as described in the revised proxy statement, ASI held multiple conversations with Fairfax, while not one phone call was placed nor one email sent to Catalina during these negotiations to solicit a better offer or to notify us of ASI’s intent to increase the termination fee.  This was a shame for ASI’s shareholders because we were prepared to increase our offer again with a significantly lower termination fee.

Instead, we were surprised to learn that ASI has agreed to increase the termination fee to $13.4 million, or from 3.0% to 4.25% of equity value, which is clearly above standard termination fee levels for such a transaction involving two competing bidders.  The additional $4.2 million prevents Catalina from delivering approximately $0.40 per share of additional value to shareholders through a higher offer.

Nevertheless, we are still interested in acquiring ASI and submit a revised proposal to acquire 100% of the capital stock of ASI that we do not already own, for $30.75 per fully diluted share and on the same terms as outlined in our July 29 letter and the mark-up of the merger agreement submitted on August 6 (which maintains a market-based termination fee of $9.186 million as previously communicated to the Board in our prior offer).

We believe our current offer of 50 cents above Fairfax’s offer, with a lower termination fee, is clearly superior as evidenced by the fact that the Board solicited a revised proposal from Fairfax after we also topped their prior offer by 50 cents.

The Board’s willingness to take money from shareholders and put it in Fairfax’s pockets is shocking to us.  Overall, the $13.4 million termination fee will result in a reduction of value to shareholders in excess of $1.25 per share.  We note, if the Board had conducted the sale process of ASI in good faith, our current offer would be as high as $32.00 per share.

The terms of our proposal will remain open until the earlier of August 16, 2013 at 12:00 p.m. Eastern or the day when it is accepted by ASI or any representative thereof (“Termination Date”).  Post the Termination Date, no terms included in our Proposal will be valid unless otherwise communicated by Catalina.

Yours sincerely,

/s/ pp Keith Lyons

Chris Fagan
Chief Executive
Catalina Holdings (Bermuda) Ltd